Exhibit 99.2

Ad-hoc announcement according
to Art. 17 (1) MAR

Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

April 22, 2018	www.freseniusmedicalcare.com

Fresenius Medical Care adjusts its 2018 revenue growth target and confirms its net income growth target

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has decided to adjust its 2018 revenue growth target from around 8 percent to a range of 5 to 7 percent at constant currency1.

The main reason for this adjustment is the Company’s recent reassessment of dosing of calcimimetic drugs in its dialysis service business in the United States. The reduction in dosing was faster than assumed and results in a lower than expected revenue contribution.

At the same time, Fresenius Medical Care reconfirms its 2018 net income growth target of 13 to 15 percent at constant currency. The Company’s 2018 targets continue to exclude the effects of the planned acquisition of NxStage Medical, Inc. and exclude the effects of the divestiture of Sound Inpatient Physicians Holdings, LLC.

Final financial results for the first quarter 2018 will be published, as scheduled, on 3 May 2018.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

1 2017 adjusted for the effect of IFRS 15 implementation